Exhibit 99.1

For:                      B + H Ocean Carriers Ltd

From:                      Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside St
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B + H OCEAN CARRIERS LTD. ANNOUNCES UNAUDITED FINANCIAL AND OPERATING RESULTS FOR SIX-MONTH PERIOD ENDED JUNE 30, 2010

NEW YORK, NEW YORK, July 14, 2010..... B + H Ocean Carriers Ltd, (NYSE AMEX: BHO) The Company today reported unaudited net income of $4.8 million or $0.86 per share, basic and diluted, for the six-month period ended June 30, 2010, as compared to an unaudited net loss of $4.6 million, or ($0.82) per share, basic and diluted, for the six-month period ended June 30, 2009. EBITDA for the six-month period ended June 30, 2010 was $15.2 million as compared to $11.1 million for the comparable period of 2009. Basic earnings per share calculations are based on weighted average shares outstanding of 5,555,426 for the six-month periods ended June 30, 2010 and 2009. There were no dilutive securities at either June 30, 2009 or June 30, 2010.

Included in the results for the six months ended June 30, 2010 are net gains of approximately $1.7 million, or $0.31 per share, from the cancellation of the contract to purchase an Accommodation Field Development Vessel.

The Company stated that subsequent to December 31, 2009, it had cancelled a contract to purchase a new building Accommodation Field Development Vessel and received refunds aggregating $6.1 million as a result of the seller’s default on its obligations under the contract. The Company anticipates it will receive approximately $2.0 million in addition in the six month period ending December 31, 2010 and the first quarter of 2011 from third parties as a result of this cancellation.

Summary of Selected Financial Data

Consolidated Statement of Operations	Six Months Ended June 30,
	2010	2009
	(unaudited)	(unaudited)

Voyage revenue and other operating income	$ 26,915,161	$ 42,608,465
Voyage expenses	(1,204,668)	(8,715,973)
Vessel operating expense –	(8,801,261)	(20,268,008)
excl. depreciation expense presented below
General and administrative expenses	(2,287,993)	(2,582,050)
Depreciation & Impairment	(9,202,470)	(13,954,759)
Operating income (loss)	5,418,769	(2,912,325)

Interest expense,net	(2,671,967)	(3,615,319)
Income from investment in Nordan	626,949	310,574
Other financial income	1,421,519	1,648,720
Total other expenses	(623,499)	(1,656,025)
Net income (loss)	$ 4,795,270	$ (4,568,350)

Earnings /(loss) per common share, basic and diluted	$ 0.86	$ (0.82)

Weighted average number of shares, basic and diluted	5,555,426	5,555,426

Selected Balance Sheet Data (at period end):	June 30, 2010	December 31, 2009
	(unaudited)	(audited)
Cash and cash equivalents	11,988,566	4,745,307
Total assets	176,868,960	195,178,316
Total debt	100,521,102	123,741,197
Total shareholders' equity	76,347,859	71,437,119

About the Company

B + H Ocean Carriers Ltd is a international shipowning and operating company with a fleet of six vessels, including one Panamax product tanker, five product-suitable Panamax combination carriers capable of transporting both wet and dry bulk cargoes and a 50% interest in an additional combination carrier.

The Company provides EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company.  EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and other non-cash gains and losses.   Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees.  EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s 2009 Annual Report on Form 20-F and previous announcements, access the Company’s website at www.bhocean.com

Company contact:     John Lefrere
                                  Tel:  +1 917 225 2800
                                  Email: investorrelations@bhcousa.com